UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 2-E

REPORT PURSUANT TO RULE 609 OF REGULATION E

1.     Name of Issuer:     UNITED ECOENERGY CORP.

2.     Name of Underwriter:     NONE

3.     Date of this report:     August 21 2009

4.     (a)     Date Offering Commenced:     January, 2009
       (b)     Date offering completed, if completed: August 14, 2009

 (c)     If offering has not commenced, state reasons briefly:

NA.

5     (a)     Total number of shares or other units offered hereunder: Up to 1,000,000,000 common shares

(b)     Number of such shares or other units sold from commencement of offering to date: 1,413,878

(c)     Number of shares or other units still being offered:

None.

6.    (a)     Total amount received from public from commencement of offering to date:        $  346,400

(b)     Underwriting discount allowed:                                    $ ___0____

(c)     Expenses paid to or for the account of the underwriter            $ ___0____

(d)     Other expenses paid to date by or for the account of the issuer:

         (1)     Legal (including organization)           $ _15,000_

               (2)     Placement agent                                                                      _34,460_

               (3)     Printing and advertising                   __1,350_

               (4)     Escrow fees                                __4,500_

               (5)     Other                                                                                              _____ 250_

(e)     Total costs and expenses ((b)(c)and (d))                                                                                                    $      55,560

(f)     Proceeds to issuer after above deductions ((a) minus (e))                        $   290,840

7.     State briefly the nature and extent of each type of the issuer’s principal activities to date: The Company has commenced operations as a business development company by establishing the required corporate governance and compliance standards; electing a Board of Directors a majority of whom are independent directors as defined by the Investment Company Act of 1940; and by identifying potential portfolio investment companies and target market focus for its investment activities. The Company also engaged in extensive market research in the alternative fuels market has entered into several letters of intent for acquisitions of wind farms, bio-fuels companies and technology companies. After several intended acquisitions were terminated after due diligence, the Company made portfolio investments during 2008 and 2009 in three portfolio companies

8.     State whether the offering has been discontinued, and if so, state the date and describe briefly the reasons for such discontinuance:   The offering was terminated by the Board of Directors on August 14, 2009.

9.     List the names and addresses of all brokers and dealers who have, to the knowledge of the issuer or underwriters, participated in the distribution of the securities offered during the period covered by this report: Brookstone Securities, Lakeland, Florida.

                              United EcoEnergy Corp.

                                    Issuer

Date: August 21, 2009          By: _/s/ Kelly T. Hickel___

                              Kelly T. Hickel, CEO